File No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-57

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filed under section 33(a) of the
Public Utility Holding Company Act of 1935, as amended

AES Sul Distribuidora Gaúcha De Energia S.A.
(Name of foreign utility company)

THE AES CORPORATION
1001 N. 19th Street
Suite 2000
Arlington, Virginia 22209
(Name of filing company, if filed on behalf of foreign utility company)

The Commission is requested to mail copies of all correspondence relating to this Notification to:

  Ashley A. Meise
  The AES Corporation
  1001 N. 19th Street
  Suite 2000
  Arlington, Virginia 22209

  Earle H. O'Donnell
  Julia Dryden English
  Dewey Ballantine LLP
  1775 Pennsylvania Avenue, N.W.
  Washington, D.C. 20006

ITEM 1

        Foreign utility status is claimed by AES Sul Distribuidora Gaúcha de Energia S.A. ("Sul"), an electric distribution company incorporated under the laws of Brazil with its business address at Rua Dona Laura 320, 14th Floor, Porto-Algre-RS 90430-090, which was previously known as Companhia Centro-Oeste de Distribuicao de Energia Electrica. The AES Corporation ("AES") previously filed a U-57 notification on behalf of Companhia Centro-Oeste de Distribuicao de Energia Electrica on October 24, 1997.

        The AES Corporation ("AES") holds approximately 97.77% of the equity shares in Sul through its indirect, wholly-owned subsidiaries, AES Guaiba II Empreendimentos Ltda. ("AES Guaiba"), AES Infoenergy Ltda. ("AES Infoenergy") and AES Infoenergy II Empreendimentos Ltda. ("AES Infoenergy II"). AES Guaiba indirectly holds approximately 96.59% of the equity shares in Sul, AES Infoenergy holds approximately 1.03% of such shares and AES Infoenergy II holds approximately 0.15% of such shares. An additional approximately 1.68% of the equity shares in Sul are publicly owned, and the remaining approximately 0.54% of such shares are held in treasury.

        AES, a Delaware corporation, is a public utility holding company exempt from registration under section 3(a)(5) of the Public Utility Holding Company Act of 1935 (the "Act"). The AES Corp., Holding Company Act Release No. 27363 (Mar. 23, 2001).

ITEM 2

        Sul has one domestic associate public utility company, Indianapolis Power and Light Company ("IPL"). IPL's common equity is wholly owned by IPALCO Enterprises Inc., which, in turn, is a wholly-

owned subsidiary of AES. IPL has not made any investment in, nor has any contractual relationship with, Sul, nor are any such investments or contractual relationships contemplated.

EXHIBIT A

        By letter dated September 28, 2000, the Indiana Utility Regulatory Commission certified to the Securities and Exchange Commission with respect to IPL that (1) it has the authority and resources to protect ratepayers subject to its jurisdiction, and (2) it intends to exercise that authority as required under section 33(a)(2) of the Act in connection with AES' acquisition of foreign utility companies. AES hereby incorporates this letter, filed October 27, 2000, in file number 070-09779, by reference.

        The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

By:	/s/ ASHLEY A. MEISE Ashley A. Meise Assistant General Counsel The AES Corporation 1001 N. 19th Street, Suite 2000 Arlington, Virginia 22209 (703) 292-0817

Dated: June 24, 2004